Exhibit 99


VocalTec Agrees to Sell to ITXC Substantially All of VocalTec's ITXC Shares

HERZLIYA, Israel - Nov 1, 2002 - (BUSINESS WIRE) - VocalTec Communications Ltd. (Nasdaq: VOCL) (VocalTec), announced today that it has agreed to sell to ITXC Corp. (ITXC) in a private transaction, substantially all of VocalTec's shares in ITXC. According to the terms of the agreement which is expected to close during the course of the next week, ITXC will purchase 3,783,000 shares owned by VocalTec at $2.53 per share.

VocalTec indicated that, at the time of ITXC's offer, it had been in the process of selling 124,365 ITXC shares on the open market and that such sale will proceed separately.

Commenting on the sale, Elon Ganor, chairman and CEO of VocalTec, said, "The board of directors believes accepting ITXC's offer is in the best interests of VocalTec shareholders because it improves the company's financial flexibility. We have recently implemented several initiatives to improve our focus, reduce expenses and move toward profitability and cash self-sufficiency. We are an operating company, not an investment company, and this transaction will enable us to concentrate on our business strategy and plan with more certainty."


About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of packetized telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including the China Telecom PTAs, Deutsche Telekom, ITXC, Communication Authority of Thailand (CAT), and Data Access in India, our multi-service solutions are commercially deployed in more than 100 countries, powering 20 percent of the global VoIP minutes.

VocalTec's field-proven solutions support carrier services including international/long distance calling, packet tandem switching and exchange carrier services, as well as hosted global business services including voice VPN, conferencing, global call center and calling card services. The VocalTec Softswitch Architecture is a modular, carrier-grade, standards-based multi-protocol platform that integrates the benefits of SIP, MGCP and H.323 technologies.

Learn more about our products and solutions at www.vocaltec.com.